Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Niclas Mika – Corporate Communications - +31 40 268 9670 – Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

Update on performance of NXE:3300B EUV system at customer site

VELDHOVEN, the Netherlands, 30 July 2014 – ASML Holding N.V. (ASML) today confirms reports that one customer has exposed more than 500 wafers on an NXE:3300B EUV system within 24 hours.

“We are pleased that one of our systems was able to expose 637 wafers in a day in an endurance test, which demonstrates the current capability of our EUV platform. The endurance test was designed to simulate a production run. The run exceeded the 500 wafer per day requirement that our customers had set us for the end of the year. However, since this is only a single data point, this performance now needs to be repeated on multiple days and multiple systems, which is the goal of our availability improvement programs that will be executed throughout the remainder of the year,” said Peter Wennink, ASML CEO.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,600 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected shipment of tools, productivity of our tools, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.